Filed pursuant to Rule 433

Registration No. 333-223142-01

Free Writing Prospectus Dated May 19, 2020

Final Term Sheet

KENTUCKY UTILITIES COMPANY

$500,000,000 FIRST MORTGAGE BONDS, 3.300% SERIES DUE 2050

Issuer:	Kentucky Utilities Company

Issuance Format:	SEC Registered

Trade Date:	May 19, 2020

Settlement Date:	June 3, 2020 (T+10)

Title:	First Mortgage Bonds, 3.300% due 2050

Principal Amount:	$500,000,000

Stated Maturity Date:	June 1, 2050

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2020

Annual Interest Rate:	3.300%

Price to Public:	99.509% of the principal amount

Benchmark Treasury:	2.00% due February 15, 2050

Benchmark Treasury Yield:	1.426%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	3.326%

Optional Redemption:	Prior to December 1, 2049 (the “Par Call Date”), the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed that would be due if the Stated Maturity Date of such bonds were the Par Call Date (not including any portion of any payments of interest accrued to, but not including, the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 30 basis points; plus, in either case, accrued and unpaid interest to the Redemption Date. On or after the Par Call Date, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	491674BM8 / US491674BM82

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Expected Ratings:*	A1 (Stable) by Moody’s Investor Service, Inc. A (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date hereof or the next seven succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Bonds who wish to trade the Bonds on the date hereof or the next seven succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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